Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

					Six Months
					Ended
					June 30,
	2002	2003	2004	2005	2006

	(in thousands)
Earnings
Income From Continuing Operations *	105,882	104,958	112,658	138,639	79,910
Fixed Charges	73,381	93,294	80,695	93,414	49,088
Distributed Income of Equity Investments	30,938	28,003	47,213	37,085	16,297
Capitalized Interest	(4,345)	(5,290)	(4,227)	(6,759)	(6,417)
Total Earnings	205,856	220,965	236,339	262,379	138,878

Fixed Charges
Interest Expense	66,192	84,250	72,053	81,861	40,341
Capitalized Interest	4,345	5,290	4,227	6,759	6,417
Rental Interest Factor	2,844	3,754	4,415	4,794	2,330
Total Fixed Charges	73,381	93,294	80,695	93,414	49,088

Ratio: Earnings / Fixed Charges	2.81	2.37	2.93	2.81	2.83

*         Excludes discontinued operations, gain on sale of assets and undistributed equity earnings.